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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2004

SUN MEDIA CORPORATION

(Translation of registrant's name into English)

333 King Street East, Toronto, Ontario M5A 3X5 CANADA

(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

Quarterly Report for the Period Ending
March 31, 2004 of
SUN MEDIA CORPORATION
Filed in this Form 6-K

Documents index

1.
Quarterly report for the period ending March 31, 2004 for Sun Media Corporation

SUN MEDIA CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
FIRST QUARTER 2004

The following Management's Discussion and Analysis of Financial Condition and Results of Operations covers the main activities of the first quarter of 2004 and the major changes from the last financial year. It should be read in conjunction with the information in the Annual Report (Form 20-F) for the year ended December 31, 2003. References to Canadian dollars, Cdn$ and $ are to be the currency of Canada, and references to U.S. dollars and US$ are to be the currency of the United States.

OVERVIEW

Sun Media Corporation ("Sun Media" or "the Company"), a subsidiary of Quebecor Media Inc. ("Quebecor Media"), itself a subsidiary of Quebecor Inc., is the second largest newspaper publishing company in Canada, publishing 17 paid daily newspapers and 187 weekly newspapers and specialty publications across Canada. Sun Media operates its newspaper businesses in urban and community markets. The Urban Daily Group consists of paid daily newspapers in eight of the eleven most populated markets in Canada, as well as Sun Media's distribution businesses, Messageries Dynamiques and Dynamic Press Group. In addition, the Urban Daily Group operates two free daily commuter publications in the Montreal and Toronto markets, 24 Heures and 24 Hours, respectively. The Community Newspaper Group includes the majority of Sun Media's other publications, including paid daily community newspapers, weekly newspapers, weekly shopping guides and farming and other specialty publications. The Community Newspaper Group has its own distribution sales operation, NetMedia.

OPERATING RESULTS AND ADJUSTED EBITDA

The comments and analysis in this report are based on Sun Media's primary financial statements, which are prepared in accordance with Canadian GAAP (elements of the reconciliation to U.S. GAAP are presented in note 7 of the attached financial statements). In its analysis of operating results, Sun Media defines Adjusted EBITDA as net income before depreciation and amortization, financial expenses, dividend income, gain on refinancing of long-term debt, income taxes, non-controlling interest and discontinued operations.

Adjusted EBITDA as defined above is not intended to be a measure that should be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It is not intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses; it should not be considered in isolation as a substitute for measures of performance prepared in accordance with Canadian or U.S. GAAP. Adjusted EBITDA is used by Sun Media because management believes it is a meaningful measure of performance commonly used in the publishing industry and by the investment community to analyze and compare companies. Sun Media's definition of Adjusted EBITDA may not be identical to similarly titled measures reported by other companies. The following table provides the reconciliation of net income under Canadian and U.S. GAAP and the reconciliation of Adjusted EBITDA to cash provided by (or used in) operating activities of continuing operations under Canadian and U.S. GAAP, for the three months ended March 31, 2004 and 2003.

	Three Months Ended March 31,
	2003	2004	2003	2004
	Canadian GAAP		U.S. GAAP
	(In thousands of Canadian dollars)
Net income	$85,488	$52,738	$46,779	$23,725
Discontinued operations	(335)	—	(335)	—
Depreciation and amortization	6,592	6,444	6,592	6,444
Financial expenses	9,714	10,973	69,162	52,130
Dividend income	(60,771)	(38,147)	(60,771)	(38,147)
Gain on refinancing of long-term debt	(7,463)	—	(7,583)	—
Income taxes	11,223	7,480	(9,635)	(4,802)
Non-controlling interest	217	257	217	257

Adjusted EBITDA as defined	44,665	39,745	44,426	39,607
Financial expenses	(9,714)	(10,973)	(69,162)	(52,130)
Tax benefit of interest on convertible obligations	20,674	12,237	—	—
Current income taxes	(12,786)	(7,453)	8,072	4,829
Other items not involving cash	543	308	802	4,385
Changes in non-cash operating working capital	(19,638)	(24,590)	(63,868)	(84,804)

Cash provided by (used in) operating activities of continuing operations	$23,744	$9,274	$(79,730)	$(88,113)

Three Months Ended March 31, 2004 compared to the Three Months Ended March 31, 2003

Sun Media's consolidated operating results for the three months ended March 31, 2003 exclude the results of the Florida and British Columbia operations, which have been disclosed separately as discontinued operations in the consolidated statements of income and cash flows (see note 3 of the attached financial statements).

Revenues

Consolidated revenues for the three months ended March 31, 2004 were $200.2 million compared to $196.0 million for the three months ended March 31, 2003, an increase of $4.2 million or 2.2%. For comparative purposes, if 2004 figures were adjusted to exclude the acquisition of Annex Publishing and Printing Inc. and the 24 Hours start-up operation in Toronto, consolidated revenues increased $0.4 million or 0.2%.

Advertising revenues were $137.0 million for the three months ended March 31, 2004, an increase of $3.1 million or 2.3%, from $133.9 million for the three months ended March 31, 2003. Excluding acquisitions and start-up operations, advertising revenues increased $0.3 million or 0.2%. Advertising revenues for the Urban Daily Group, excluding start-up operations, declined 0.2% to $97.6 million for the three months ended March 31, 2004 due to softer national advertising. However, retail and classified advertising showed some growth compared to 2003. Advertising revenues in the Community Group, excluding acquisitions, increased 1.4% to $36.7 million during the same period.

During the quarter, management continued to place significant emphasis on improving advertising rates in all markets. Average advertising rates increased by 4.9% for the urban daily newspapers; however, this was largely offset by a decline in advertising volumes for the first quarter of 2004 compared to the first quarter of 2003.

Circulation revenues were $41.9 million for the three months ended March 31, 2004, an increase of $0.3 million or 0.7%, from $41.6 million for the three months ended March 31, 2003. Excluding acquisitions and start-up operations, circulation revenues decreased $0.2 million or 0.4%. Circulation revenues in six of the Company's eight urban daily newspapers remained relatively flat compared to the first quarter of 2003, but declined by 4.1% and 3.2% in Toronto and Montreal, respectively.

The decline in The Toronto Sun's circulation revenues was primarily due to a 1.9% decrease in average paid circulation for the three months ended March 31, 2004 compared to the same period in the prior year. Commencing April 2004, The Toronto Sun has made changes to its publication, consisting of design and content improvements, which are expected to strengthen circulation figures in the highly competitive Toronto market. The decline in Le Journal de Montréal's circulation revenues was due to the strategy to sell longer-term home delivery subscriptions, which temporarily reduced circulation yields, but is expected to increase average paid circulation over the longer-term.

Commercial printing and other revenues were $21.3 million for the three months ended March 31, 2004, an increase of $0.9 million or 4.3%, from $20.4 million for the three months ended March 31, 2003. Excluding acquisitions and start-up operations, commercial printing and other revenues increased by $0.3 million or 1.7%.

Operating Expenses

Wages and employee benefits expenses were $81.8 million for the three months ended March 31, 2004, an increase of $4.1 million or 5.2%, from $77.7 million for the three months ended March 31, 2003. Excluding acquisitions and start-up operations, wages and employee benefits expenses increased $2.1 million, or 2.7%. The increase in wages and employee benefits expenses was the result of normal wage increases and higher pension and benefit costs.

Newsprint expenses were $24.7 million for the three months ended March 31, 2004, an increase of $1.5 million or 6.6% from $23.2 million for the three months ended March 31, 2003. Excluding acquisitions and start-up operations, newsprint expenses increased $1.3 million, or 5.6%. The increase in newsprint expenses was due to a 4.3% increase in the average price of newsprint, excluding rebates, as well as increased newsprint purchases necessary to print some of the Company's newspapers that were transferred from third party presses to internal presses in 2003.

Other operating expenses were $54.0 million for the three months ended March 31, 2004, an increase of $3.6 million, or 7.1%, from $50.4 million for the three months ended March 31, 2003. Excluding acquisitions and start-up operations, other operating expenses increased by $0.1 million or 0.2%. During the quarter, the Company continued its focus on cost containment, resulting in only a small increase in other operating expenses compared to the same period in the prior year.

Adjusted EBITDA

Adjusted EBITDA was $39.7 million for the three months ended March 31, 2004, a decrease of $5.0 million or 11.0%, from $44.7 million for the three months ended March 31, 2003. Excluding acquisitions and start-up operations, Adjusted EBITDA decreased $3.1 million or 6.9%. The decline in Adjusted EBITDA was caused by the increase in wages and newsprint expenses, partly offset by an increase in revenues compared to the prior year.

Adjusted EBITDA margin represents Adjusted EBITDA as a percentage of revenues. The Company's Adjusted EBITDA margin for the three months ended March 31, 2004 was 19.9% compared to 22.8% for the three months ended March 31, 2003. Excluding acquisitions and start-up operations, EBITDA margin was 21.2%.

Depreciation and Amortization

Depreciation and amortization was $6.4 million in the three months ended March 31, 2004, a decrease of $0.2 or 2.2% from $6.6 million for the three months ended March 31, 2003. Fixed assets were lower than the prior year resulting in lower depreciation expense. However, amortization expense increased by $0.6 million relating to intangible assets identified as part of the 2003 acquisition of Annex Publishing and Printing Inc.

Gain on Refinancing of Long-term Debt

In the three months ended March 31, 2003, a net gain of $7.5 million, or $5.9 million after taxes was recorded, representing a gain on the unwinding of hedging contracts, a premium and foreign exchange loss on redemption of Sun Media's senior subordinated notes, and the write-off of related deferred financing costs.

Financial Expenses, Dividend Income, Income Taxes and Discontinued Operations

Financial expenses for the three months ended March 31, 2004 were $11.0 million compared to $9.7 million for the three months ended March 31, 2003. The increase of $1.3 million or 13.0% was due primarily to higher average debt outstanding following the refinancing of Sun Media's debt in February 2003, partially offset by lower interest rates.

Sun Media earned dividend income of $38.1 million on its investment in Quebecor Media preferred shares during the three months ended March 31, 2004 compared to $60.8 million during the three months ended March 31, 2003. The decline in dividend income resulted from a decline in the Company's investment in Quebecor Media preferred shares. As at March 31, 2003, the Company's investment in Quebecor Media preferred shares was $1.95 billion. On July 31, 2003, the Company disposed of $360.0 million of its investment in Quebecor Media preferred shares, and the proceeds were used to redeem $360.0 million of its convertible obligations. On January 14, 2004, the Company disposed of a further $450.0 million of its investment in Quebecor Media preferred shares, and used the proceeds to redeem $450.0 million of its convertible obligations. As at March 31, 2004, the Company had an investment balance of $1.14 billion.

The provision for income taxes was $7.5 million for the three months ended March 31, 2004 compared to $11.2 million for the three months ended March 31, 2003. The effective tax rate, excluding non-taxable dividend income, increased to 33.5% in the three months ended March 31, 2004, from 31.3% in the three months ended March 31, 2003, due mainly to the non-taxable components of the gain on refinancing of long-term debt in 2003.

Net income from discontinued operations in Florida and British Columbia for the three months ended March 31, 2003 was $0.3 million.

LIQUIDITY AND CAPITAL RESOURCES

Operating Activities

Cash provided by continuing operations before changes in non-cash operating working capital was $33.9 million compared to $43.4 million in the prior year. The decline of $9.5 million was mainly because Sun Media's tax benefit of interest on convertible obligations was $8.4 million lower than the same period in the prior year because its convertible obligation declined from $1.95 billion as at March 31, 2003 to $1.14 billion as at March 31, 2004. In addition, income from continuing operations, adjusted for the decrease in dividend income and gain on refinancing of long-term debt, was lower than the prior year.

Changes in non-cash operating working capital were negative $24.6 million for the three months ended March 31, 2004 compared to negative $19.7 million in the same period last year. During the first quarter of 2004 the Company paid interest of $17.4 million compared to $9.6 million during the same period last year, due to a change in the timing of interest payments on long-term debt.

Financing Activities

Interest payments on Sun Media's convertible obligations to Quebecor Media were $97.4 million in the three months ended March 31, 2004 compared to $103.5 million in the three months ended March 31, 2003.

On January 14, 2004, Sun Media sold $450.0 million of its investment in Quebecor Media preferred shares. The proceeds were used to redeem $450.0 million in convertible obligations held by Quebecor Media. As a result, the Company's investment in Quebecor Media preferred shares and the principal balance of its convertible obligations decreased to $1.14 billion as at March 31, 2004, from $1.59 billion as at December 31, 2003.

On January 31, 2004, Sun Media made a scheduled debt repayment of US$0.6 million (Cdn$0.9 million) on its term loan B credit facility. At March 31, 2004, the aggregate amount outstanding under the term loan B credit facility was US$219.7 million.

During the first quarter of 2004, the Company paid dividends of $43.7 million to Quebecor Media, in connection with its ownership of 1,261,000 common shares, compared to $260.0 million during the same period in the prior year. A significantly larger dividend payment was possible in the prior year because the Company had refinanced its long-term debt in February 2003.

Investing Activities

Sun Media received dividends of $100.2 million during the three months ended March 31, 2004 relating to its investment in Quebecor Media preferred shares, compared to $106.5 million during the same period in the prior year.

Capital expenditures increased to $3.7 million in the three months ended March 31, 2004 from $1.3 million in the three months ended March 31, 2003. During the quarter, the Company spent approximately $1.0 million for a new circulation and distribution system in several of the Company's locations, $0.9 million for computer-to-plate equipment and $0.6 million to augment the colour capacity at the Montreal printing facility. Sun Media plans to continue investing in new information systems and other technology throughout the remainder of the year. Such capital expenditures are expected to enable the Company to realize operational efficiencies and costs savings while improving customer service levels. Management does not expect its capital requirements to exceed approximately $21.0 million in aggregate for the remainder of the year.

Financial Position

As at March 31, 2004, Sun Media had cash and cash equivalents of $3.4 million. As at March 31, 2004, the total long-term debt, including the current portion, was $555.7 million. This represents an increase in debt of $4.0 million from the December 31, 2003 balance of $551.7 million. The increase was due to a decline in the value of the Canadian dollar relative to the U.S. dollar during the first quarter of 2004. The increase in the carrying value of the debt was offset completely by the decrease in the value of the financial instruments used to hedge the debt recorded in other liabilities.

Sun Media believes that cash flow from operations and available sources of financing will be sufficient to cover cash requirements for working capital, capital expenditures, interest payments and scheduled debt repayments. The Company also intends to continue to investigate potential business acquisitions that would complement existing operations. The Company would expect to fund a smaller acquisition with cash from operations or borrowings under its existing credit facility. A larger acquisition would be financed through sources such as debt from capital markets or additional bank financing, to the extent permitted by the Company's debt covenants.

FORWARD-LOOKING STATEMENTS

Except for historical information contained herein, certain statements in this document may constitute forward-looking statements made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to known and unknown risks and uncertainties that could cause Sun Media's actual results to differ materially from those set forth in the forward-looking statements. These risks include changes in customer demand for Sun Media's products, changes in cost and availability of raw materials and equipment, seasonal fluctuations in customer orders, pricing actions by competitors, and general changes in the economic environment.

SUN MEDIA CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)
(In thousands of Canadian dollars)

	Three months ended
	March 31, 2003	March 31, 2004
	(restated — note 3)
REVENUES	$195,961	$200,215
OPERATING EXPENSES
Wages and employee benefits	77,678	81,753
Newsprint	23,185	24,714
Other operating expenses	50,433	54,003

	151,296	160,470

OPERATING INCOME BEFORE THE UNDERNOTED	44,665	39,745
Depreciation and amortization	(6,592)	(6,444)
Financial expenses	(9,714)	(10,973)
Dividend income (note 4)	60,771	38,147
Gain on refinancing of long-term debt	7,463	—

	51,928	20,730
INCOME BEFORE INCOME TAXES & NON-CONTROLLING INTEREST	96,593	60,475

Income taxes	(11,223)	(7,480)
Non-controlling interest	(217)	(257)

INCOME FROM CONTINUING OPERATIONS	85,153	52,738

DISCONTINUED OPERATIONS (note 3)	335	—

NET INCOME	$85,488	$52,738

See accompanying notes to consolidated financial statements.

SUN MEDIA CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY
(Unaudited)
(In thousands of Canadian dollars)

	Convertible Obligation (Note 4)	Capital Stock	Retained Earnings	Currency Translation Adjustment	Total Shareholder's Equity
BALANCE — DECEMBER 31, 2002	$2,043,089	$301,801	$254,008	$182	$2,599,080
Net income	—	—	85,488	—	85,488
Dividend paid to parent company on refinancing	—	—	(260,000)	—	(260,000)
Currency translation	—	—	—	(555)	(555)
Interest on convertible obligation (note 4)	59,069	—	(38,395)	—	20,674
Payment of interest on convertible obligation (note 4)	(103,474)	—	—	—	(103,474)

BALANCE — MARCH 31, 2003	$1,998,684	$301,801	$41,101	$(373)	$2,341,213

BALANCE — DECEMBER 31, 2003	$1,678,389	$301,801	$32,459	$—	$2,012,649
Net income	—	—	52,738	—	52,738
Dividends on capital stock	—	—	(43,687)	—	(43,687)
Interest on convertible obligation (note 4)	37,080	—	(24,843)	—	12,237
Payment of interest on convertible obligation (note 4)	(97,387)	—	—	—	(97,387)
Redemption of convertible obligation (note 4)	(450,000)	—	—	—	(450,000)

BALANCE — MARCH 31, 2004	$1,168,082	$301,801	$16,667	$—	$1,486,550

See accompanying notes to consolidated financial statements.

SUN MEDIA CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(In thousands of Canadian dollars)

	Three months ended
	March 31, 2003	March 31, 2004
	(restated — note 3)
CASH PROVIDED BY (USED IN) CONTINUING OPERATIONS:
OPERATING
Income from continuing operations	$85,153	$52,738
Tax benefit of interest on convertible obligations (note 4)	20,674	12,237
Dividend income	(60,771)	(38,147)
Items not involving cash:
Depreciation of fixed assets	6,571	5,815
Amortization of other assets	21	629
Future income taxes	(1,563)	27
Non-controlling interest	217	257
Gain on refinancing of long-term debt	(7,463)	—
Other	543	308

	43,382	33,864
Changes in non-cash operating working capital	(19,638)	(24,590)

Cash provided by operating activities of continuing operations	23,744	9,274
FINANCING
Proceeds on refinancing (net of note discount)	655,829	—
Repayment of senior subordinated notes and senior credit facility (net of cash gain)	(496,881)	—
Interest paid on convertible obligations (note 4)	(103,474)	(97,387)
Redemption of convertible obligations (note 4)	—	(450,000)
Payment of financing fees	(11,000)	—
Loans	958	—
Repayment of loans	(12,140)	(873)
Dividend paid to parent company on refinancing	(260,000)	—
Dividends on capital stock	—	(43,687)
Other	(269)	(100)

Cash used in financing activities of continuing operations	(226,977)	(592,047)
INVESTING
Decrease in short-term investments	74,419	11,729
Dividends received (note 4)	106,456	100,192
Additions to fixed assets	(1,290)	(3,651)
Proceeds from disposal of fixed assets	49	181
Disposition of preferred shares in parent company (note 4)	—	450,000
Other	—	(1,520)

Cash provided by investing activities of continuing operations	179,634	556,931
DECREASE IN CASH AND CASH EQUIVALENTS	(23,599)	(25,842)
INCREASE IN CASH AND CASH EQUIVALENTS FROM DISCONTINUED OPERATIONS	50	—
CASH AND CASH EQUIVALENTS — BEGINNING OF PERIOD	51,046	29,288

CASH AND CASH EQUIVALENTS — END OF PERIOD	$27,497	$3,446

SUPPLEMENTAL INFORMATION
Changes in non-cash operating working capital:
Accounts receivable	$6,391	$13,067
Inventories	(1,817)	345
Accounts payable	(7,215)	(17,413)
Accrued liabilities	(8,633)	(12,648)
Other	(8,364)	(7,941)

	$(19,638)	$(24,590)

Cash interest payments	$9,563	$17,396
Cash interest receipts	$899	$253
Cash tax payments	$2,136	$1,829
Cash tax receipts	$2,031	$236

See accompanying notes to consolidated financial statements.

SUN MEDIA CORPORATION
CONSOLIDATED BALANCE SHEETS
(In thousands of Canadian dollars except for share information)

	December 31, 2003	March 31, 2004
		(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$29,288	$3,446
Short-term investments	16,380	4,651
Accounts receivable, net of allowance for doubtful accounts (December 31, 2003 — $4,302; March 31, 2004 — $4,709)	119,941	106,874
Dividend income receivable from Quebecor Media Inc. (note 4)	90,935	28,890
Income and other taxes receivable	5,741	7,564
Inventories	9,540	9,195
Prepaid expenses	4,704	5,508
Future income taxes	7,401	11,828

TOTAL CURRENT ASSETS	283,930	177,956
INVESTMENT IN QUEBECOR MEDIA INC. (note 4)	1,590,000	1,140,000
FIXED ASSETS	191,239	189,032
GOODWILL	764,502	764,502
FUTURE INCOME TAXES	29,739	29,129
OTHER ASSETS	26,187	27,789

TOTAL ASSETS	$2,885,597	$2,328,408

LIABILITIES
CURRENT LIABILITIES
Accounts payable	$40,543	$23,130
Accrued liabilities	97,345	84,697
Deferred subscription revenue	16,774	18,056
Current portion of long-term debt	3,007	3,032

TOTAL CURRENT LIABILITIES	157,669	128,915
LONG-TERM DEBT	548,680	552,621
FUTURE INCOME TAXES	41,772	40,033
OTHER LIABILITIES	123,125	118,430
NON-CONTROLLING INTEREST	1,702	1,859

TOTAL LIABILITIES	872,948	841,858
SHAREHOLDER'S EQUITY
Convertible obligations (note 4)	1,678,389	1,168,082
Capital stock	301,801	301,801
— Authorized: 10,000,000,000 Voting Class A common shares, nil par value
10,000,000,000 Non-voting, redeemable Class B preferred shares, nil par value
10,000,000,000 Class C preferred shares issuable in series, nil par value
— Issued and outstanding at December 31, 2003 and March 31, 2004:
1,261,000 Voting Class A common shares
Retained earnings	32,459	16,667

TOTAL SHAREHOLDER'S EQUITY	2,012,649	1,486,550

TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$2,885,597	$2,328,408

See accompanying notes to consolidated financial statements.

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(In thousands of dollars except for share information)

NATURE OF BUSINESS

The primary operation of Sun Media Corporation ("Sun Media" or "the Company") is newspaper publishing. The Company publishes urban daily newspapers, community newspapers, as well as other specialty publications in communities across Canada. Sun Media is also active in the newspaper and magazine distribution business. In addition, Sun Media provides a range of commercial printing and other related services to third parties through its national network of production and printing facilities.

1.    BASIS OF PRESENTATION

These unaudited consolidated financial statements have been prepared in conformity with generally accepted accounting principles in Canada. However, these unaudited consolidated financial statements do not include all the disclosures required under generally accepted accounting principles in Canada and accordingly should be read in conjunction with Sun Media's latest audited annual consolidated financial statements and notes thereto. These interim consolidated financial statements reflect all normal and recurring adjustments, which are in the opinion of management, considered necessary for fair presentation. The results of operations for the interim periods should not be considered indicative of the results to be expected for the full year due to the seasonality of Sun Media's business. References to Canadian dollars, Cdn$ and $ are to be the currency of Canada, and references to U.S. dollar and US$ are to be the currency of the United States.

Certain comparative figures for the previous period have been reclassified to conform with the current period's presentation.

2.    NEW ACCOUNTING STANDARDS

The Canadian Institute of Chartered Accountants ("CICA") recently adopted the following new accounting standard:

(i)    Hedging Relationships

Effective January 1, 2004, Sun Media adopted the new CICA Accounting Guideline AcG-13, Hedging Relationships. In accordance with the new policy, each of the Company's hedging relationships are documented and subject to an effectiveness test on a quarterly basis for reasonable assurance that they are and will continue to be effective. Any derivative that does not qualify for hedge accounting is reported on a mark-to-market basis in the consolidated statement of income. Retroactive application of this new policy is not permitted. The adoption of this guideline had no impact on Sun Media's interim consolidated financial statements.

3.    DISCONTINUED OPERATIONS

On May 5 and 8, 2003, Sun Media completed the sales of its operating assets in Florida and British Columbia, respectively. The total cash consideration on these sales was $22,359, resulting in a gain on disposal of $5,807, or $2,985 after taxes. The Florida operations included seven weekly publications as well as a commercial printing operation, while the British Columbia operations included six weekly publications and a commercial printing plant.

For the three months ended March 31, 2003, total revenues for the discontinued operations were $5,317, income before income taxes was $457 and net income was $335.

The following table details the carrying amounts of the net assets disposed by major class of asset and liability.

Non-cash working capital	$2,709
Fixed assets	5,571
Goodwill	7,590
Other	682

Total net assets disposed	$16,552

The results from the Florida and British Columbia operations for the three months ended March 31, 2003 have been disclosed separately as discontinued operations in the consolidated statements of income and cash flows.

4.     INVESTMENT IN QUEBECOR MEDIA INC. AND CONVERTIBLE OBLIGATIONS

On January 14, 2004, the Company disposed of $450,000 of its investment in Cumulative First Preferred Shares of Quebecor Media Inc. ("Quebecor Media") and the proceeds were used to redeem $450,000 of its convertible obligations. The investments were sold and the convertible obligations were redeemed at their carrying values; therefore, no gains or losses resulted from these transactions.

In the three month period ended March 31, 2004, dividends of $38,147 (2003 — $60,771) were declared on the Cumulative First Preferred Shares of Quebecor Media. Sun Media received payments of dividend income of $100,192 (2003 — $106,456) from Quebecor Media during the three months ended March 31, 2004. As at March 31, 2004 the unpaid dividend receivable from Quebecor Media was $28,890 (December 2003 — $90,935).

In the three month period ended March 31, 2004, the interest expense on the convertible obligations amounted to $24,843 (2003 — $38,395), net of income taxes of $12,237 (2003 — $20,674). The total interest paid on the convertible obligations for the three months ended March 31, 2004 was $97,387 (2003 — $103,474). As at March 31, 2004, the unpaid interest on the convertible obligations was $28,082 (December 2003 — $88,389).

5.     STOCK-BASED COMPENSATION

In fiscal 2002, Quebecor Media established a stock option plan (the "QMI Plan"). Under the QMI Plan, 6,185,714 commons shares of Quebecor Media were set aside for officers, senior employees and other key employees of Quebecor Media and its subsidiaries. During the three months ended March 31, 2004, 71,717 stock options were issued to eligible employees of Sun Media at price of $21.75 per share, while 17,235 stock options were cancelled upon the resignation of a senior employee at a weighted average price of $15.66 per share. As at March 31, 2004, there were a total of 741,593 and 24,334 options outstanding and vested, respectively.

During the three months ended March 31, 2004, the company incurred stock compensation expense of $27 (2003 — $nil).

6.     SEGMENTED INFORMATION

Management has reviewed the requirements of CICA Handbook 1701, Segment Disclosures, and determined that there are no reportable segments requiring disclosure. This conclusion was reached on the basis that Sun Media's newspaper divisions exhibit similar economic characteristics, with similar products, production processes, and classes of customers.

7.     MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)
        IN CANADA AND THE UNITED STATES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles as applied in Canada which are different in some respects from those applicable in the United States, as described below. The following tables set forth the impact of material differences between GAAP in Canada and GAAP in the United States on Sun Media's consolidated financial statements, including disclosures that are required under GAAP in the United States.

	Three months ended
Consolidated Statements of Income	March 31, 2003	March 31, 2004
Net income per Canadian GAAP	$85,488	$52,738
Adjustments:
Pension and post-retirement benefits (i)	(239)	(138)
Derivative financial instruments (iii)	(259)	(4,077)
Interest on convertible obligation (iv)	(59,069)	(37,080)
Income taxes on U.S. adjustments	20,858	12,282

Net income per U.S. GAAP	$46,779	$23,725

Net income is comprised of:
Income from continuing operations	$46,444	$23,725
Income from discontinued operations	335	—

	$46,779	$23,725

	Three months ended
Consolidated Statements of Comprehensive Income (v)	March 31, 2003	March 31, 2004
Comprehensive income:
Net income as adjusted per U.S. GAAP	$46,779	$23,725
Pension and post-retirement benefits (i)	—	268
Derivative financial instruments (iii)	(15,234)	722
Foreign currency translation adjustment	(555)	—
Income taxes on comprehensive income	3,367	(91)

Comprehensive income per U.S. GAAP	$34,357	$24,624

Accumulated other comprehensive income	March 31, 2003	March 31, 2004
Cumulative adjustments:
Pension and post-retirement benefits (i)	$(6,189)	$(6,091)
Derivative financial instruments (iii)	(130)	568
Foreign currency translation adjustment	(373)	—
Income taxes on comprehensive income	2,210	2,186

Accumulated other comprehensive income per U.S. GAAP	$(4,482)	$(3,337)

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(In thousands of dollars except for share information)

Consolidated Shareholder's Equity	December 31, 2003	March 31, 2004
Shareholder's Equity per Canadian GAAP	$2,012,649	$1,486,550
Cumulative Adjustments:
Pension and post-retirement benefits (i)	(7,415)	(7,285)
Restructuring charges (ii)	(6,981)	(6,981)
Derivative instruments (iii)	(5,839)	(9,194)
Convertible obligation (iv)	(1,678,389)	(1,168,082)
Income taxes on U.S. adjustments	6,785	6,741

Shareholder's Equity per U.S. GAAP	$320,810	$301,749

	December 31, 2003		March 31, 2004
Consolidated Balance Sheet Data	CDN GAAP	U.S. GAAP	CDN GAAP	U.S. GAAP
Current assets	$283,930	$283,930	$177,956	$177,956
Goodwill	764,502	759,837	764,502	759,837
Other assets	55,926	53,886	56,918	54,915
Accounts payable and accrued liabilities	137,888	137,888	107,827	107,827
Future income taxes	41,772	37,304	40,033	35,610
Long-term debt	551,687	2,208,035	555,653	1,704,884
Other liabilities	123,125	156,379	118,430	151,755
Total shareholder's equity	2,012,649	320,810	1,486,550	301,749

Consolidated Statement of Cash Flows

The disclosure of a subtotal of the amount of funds provided by operations before changes in non-cash operating working capital items in the consolidated statement of cash flows is allowed by Canadian GAAP while it is not allowed by U.S. GAAP.

	Three months ended
	March 31, 2003	March 31, 2004
Cash provided by operating activities of continuing operations per Canadian GAAP	$23,744	$9,274
Interest paid on convertible obligations (iv)	(103,474)	(97,387)

Cash used in operating activities of continuing operations per U.S. GAAP	$(79,730)	$(88,113)

Cash used in financing activities of continuing operations per Canadian GAAP	(226,977)	(592,047)
Interest paid on convertible obligations (iv)	103,474	97,387

Cash used in financing activities of continuing operations per U.S. GAAP	$(123,503)	$(494,660)

(i)    Pension and Post-Retirement Benefits

The accounting requirements for pension and post-retirement benefits under Canadian and U.S. GAAP are similar in most respects. However, because the new CICA Handbook Section 3461 was adopted retroactively on January 1, 2000, liabilities and assets recorded under Canadian GAAP will be different from U.S. GAAP, as a result of unrecognized actuarial gains or losses existing at the date of implementation under U.S. GAAP. These gains or losses will be amortized over the estimated average remaining service life of the employees.

Under U.S. GAAP, if the accumulated benefit obligation exceeds the fair value of a pension plan's assets, Sun Media is required to recognize a minimum accrued liability equal to the unfunded accumulated benefit obligation, which is recorded in other assets to the extent an unrecognized prior service cost exists, and the excess is reported in other comprehensive income as a separate component of shareholder's equity.

(ii)   Restructuring Charges

In respect of the 1999 acquisition of Sun Media, certain of the restructuring charges related to the acquired newspapers are recorded in the purchase equation as goodwill under Canadian GAAP, but are excluded from the purchase equation and expensed under U.S. GAAP.

(iii)  Derivative Financial Instruments

Effective January 1, 2001, Sun Media adopted Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended ("FAS 133"). FAS 133 establishes accounting and reporting standards for derivative instruments and hedging activities and requires that all derivatives be recorded at fair value.

Sun Media utilizes interest rate and foreign exchange swap agreements to enhance its ability to manage risk relating to cash flow and fair value exposures. Sun Media does not enter into contracts for speculative purposes. On the earlier of the date into which the derivative contract is entered or the date of transition, Sun Media designates the derivative as a hedge. Changes in the derivative fair values of contracts that are designated effective and qualify as cash flow hedges are deferred and recorded as a component of "comprehensive income" until the underlying transaction is recorded in earnings. When the hedged item affects earnings, gains or losses are reclassified from "comprehensive income" to the consolidated statement of income on the same line as the underlying transaction. The ineffective portion of a hedging derivative's change in fair value is recognized immediately in earnings.

Under GAAP in Canada, derivative financial instruments are accounted for on an accrual basis. Gains and losses are deferred and recognized in income in the same period and the same financial statement category as the income or expense arising from the corresponding hedged positions.

(iv)  Convertible Obligations

The convertible obligations issued by Sun Media in fiscal 2001 and 2002 are considered to be part of shareholder's equity under Canadian GAAP, and the interest expense thereon, net of taxes, is charged to retained earnings. Under U.S. GAAP, these convertible obligations would be classified as long term debt. The interest expense on the obligations would be charged to earnings. Consequently, under U.S. GAAP the interest would be accounted for as part of operating activities in the Statement of Cash Flows, whereas interest payments on the convertible obligations are included in financing activities under Canadian GAAP.

(v)   Comprehensive Income

Comprehensive income is measured in accordance with Financial Accounting Standards No. 130, Reporting Comprehensive Income. This standard defines comprehensive income as all changes in equity other than those resulting from investments by owners and distributions to owners. Other comprehensive income consists of adjustments to shareholder's equity and the accrued benefit liability, representing the excess of the accumulated pension benefit obligation as compared to the fair value of plan assets, the net gain or loss on derivative instruments designated as cash flow hedges, and translation adjustments on foreign operations.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUN MEDIA CORPORATION
Date: May 25, 2004
	By:	/s/ KIN-MAN LEE Name: Kin-Man Lee Title: Vice President, Corporate Controller

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Quarterly Report for the Period Ending March 31, 2004 of SUN MEDIA CORPORATION Filed in this Form 6-K
SUN MEDIA CORPORATION MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FIRST QUARTER 2004
SUN MEDIA CORPORATION CONSOLIDATED STATEMENTS OF INCOME (Unaudited) (In thousands of Canadian dollars)
SUN MEDIA CORPORATION CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY (Unaudited) (In thousands of Canadian dollars)
SUN MEDIA CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (In thousands of dollars except for share information)
SUN MEDIA CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (In thousands of dollars except for share information)
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